WHITEFORD, TAYLOR & PRESTON
210 WEST PENNSYLVANIA AVENUE	L.L.P.	1025 CONNECTICUT AVENUE, Nw
TOWSON, MARYLAND 21204-4515		WASHINGTON, D.C. 20036-5405
TELEPHONE 410 832-2000		TELEPHONE 202 659-6800
FAX 410 832-2015	SEVEN SAINT PAUL STREET	FAX 202 331-0573
BALTIMORE, MARYLAND 21202-1626

20 COLUMBIA CORPORATE CENTER	410 347-8700
10420 LITTLE PATUXENT PARKWAY	FAX 410 752-7092	1317 KING STREET
COLUMBIA, MARYLAND 21044-3528	www.wtplaw.com	ALEXANDRIA, VIRGINIA 22314-2928
TELEPHONE 410 884-0700		TELEPHONE 703 836-5742
FAX 410 884-0719		FAX 703 836-0265

SONIA GALINDO
DIRECT NUMBER
410-347-9416
sgalindo@wtplaw.com

July 8, 2005

VIA EDGAR AND FEDERAL EXPRESS

Mr. Christian Windsor

Special Counsel

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0408

Re:	KH Funding Company
Amendment Three to Registration Statement on Form SB-2
File No. 333-124155

Dear Mr. Windsor:

On behalf of KH Funding Company, referred to herein as either KH Funding or the Company, this letter responds to comments received from the Staff by letter dated July 7, 2005, with respect to the above-referenced filing. In response to the Staff’s comments, the Company has electronically filed a third amendment to the registration statement and has sent via Federal Express two (2) sets of courtesy copies; each containing a clean version and a version marked to show changes from amendment two. Set forth below are each of the Staff’s numbered comments followed by the Company’s response thereto.

General

1.    Please make sure that all agreements and previously filed exhibits are properly referenced. We note that the “1998 Incentive Stock Plan” is actually not the exact name of the document executed and previously filed.

Response: We have revised the disclosure on pages 30 and II-3 as requested.

Mr. Christian Windsor

July 8, 2005

Summary of the Terms of the Offering, page 2

2.    In response to prior comment 11, KH Funding indicates that it will file a supplement to announce any rate change, that it will give written notice of any downward rate change and that the changes will be announced on the Company’s web site. Revise this section to include this disclosure and to provide the web address of the website where the supplement will be posted.

Response: We have revised the disclosure on page 2 and 35 as requested.

Risks Related to Our Business, page 9

3.    In the first paragraph of this section, KH Funding states there is no guarantee that the initial analysis of loans will reflect actual future results… Please restate this to reflect the actual risk to investors. The risk is not that KH Funding “can no guarantee” the analysis but that the analysis may be flawed and looses may be incurred.

Response: We have revised the disclosure on page 9 as requested.

4.    In KH Funding’s disclosure provided in response to our previous comment 6, the Company disclosed its intentions to increase its purchases of sub-prime loans but does not discuss the risks associated this increased exposure. Please add disclosure related to the risk under a separate heading.

Response: We have added disclosure on page 9 as requested.

5.    Please revisit our previous comment 7. The Company’s disclosure regarding “hard collateral” still is not clear. Please revise to simplify the discussion of the security interest and collateralization that the Company holds to support its loans.

Response: We have revised the disclosure on pages 9 and 16 as requested.

Legal Opinion of Whiteford, Taylor & Preston

6.    Please update the first paragraph to reflect that the First Supplemental Indenture has been executed.

Response: We have revised the opinion as requested.

7.    Please delete the last sentence of the penultimate paragraph of the opinion, or change “hereafter” to “thereafter.”

Mr. Christian Windsor

July 8, 2005

Response: We have revised the opinion as requested.

*            *                *

Please notify me by telephone at (410) 347-9416 when we have been cleared of comments, or if you have any further questions regarding the above or in the registration statement, so that we may send in our acceleration request. Thank you.

Very truly yours,

/s/ Sonia Galindo

Sonia Galindo

SG:wtp

Enclosures

cc:	Kathryn McHale (SEC)
Robert L. Harris (KH Funding)
George S. Lawler (Whiteford, Taylor & Preston) 1627199